SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                                 FORM 11-K

(Mark One)
(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1998
OR

( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from ________ to ________


                Commission file number 33-24672
                -------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Star Banc Corporation Thrift Savings 401(K) Plan
     C/O Firstar Corporation
     Human Resources Department
     425 Walnut Street M.L. 2020
     Cincinnati, OH  45202

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Firstar Corporation
     425 Walnut Street
     Cincinnati, OH  45202

                         SIGNATURES

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

     STAR BANC CORPORATION
     THRIFT SAVINGS 401(K) PLAN


     ___________________________________________
     Daniel B. Benhase
     Executive Vice President





June 29, 1999

                          STAR BANC CORPORATION

                        THRIFT SAVINGS 401(K) PLAN

                             EIN:  31-0838189
                            PLAN NUMBER:  003


                           FINANCIAL STATEMENTS

                                  AS OF

                        DECEMBER 31, 1998 AND 1997



                             TOGETHER WITH

                          ACCOUNTANTS' REPORT

STAR BANC CORPORATION
EIN:  31-0838189
PLAN NUMBER:  003
INDEX TO ANNUAL REPORT
ON FORM 11-K




  I.      Financial Statements                                  Page(s)



          (a)  Report of Independent Accountants                  F-2

          (b)  Statements of Assets Available for              F-3 - F-4
               Benefits (with Fund Information) as of
               December 31, 1998 and 1997

          (c)  Statement of Changes in Assets Available          F-5
               for Benefits (with Fund Information) for the Year Ended December 31, 1998

          (d)  Notes to Financial Statements                  F-6 - F-10

          (e)  Schedule of Assets Held for Investment            F-11
               Purposes as of December 31, 1998

          (f)  Schedule of Loans or Fixed Income                 F-12
               Obligations as of December 31, 1998

          (g)  Schedule of Reportable Transactions               F-13
               for the Year Ended December 31, 1998



 II.      Exhibit                                              Exhibit
                                                                Number

          (a)  Consent of Independent Accountants                 14

                     Report of Independent Accountants


To the Participants and Administrator of the Star Banc Corporation Thrift Savings 401(K) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Star Banc Corporation
Thrift Savings 401(K) Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes, Loans or Fixed Income Obligations and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund in formation have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   /s/PricewaterhouseCoppers LLP
                                   -----------------------------
                                   PricewaterhouseCoopers LLP

Milwaukee, WI
June 15, 1999

                                 STAR BANC CORPORATION                                               EIN: 31-0838189
												     Plan Number 003

                               THRIFT SAVINGS 401(K) PLAN
           STATEMENT OF ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                AS OF DECEMBER 31, 1998

                                                                          U.S.
                                    Stable     Employer    Relative  Government      The   Strategic    Growth    Capital
                                     Asset       Stock        Value     Income     Stellar   Income    Equity  Appreciation
                         Total        Fund        Fund         Fund       Fund       Fund     Fund       Fund      Fund
                   -----------  ----------  -----------  ----------  ---------  ---------  -------  ---------   --------

CASH               $   288,844  $  288,844    $     -    $       -     $    -     $    -   $    -    $      -    $    -

RECEIVABLES:
 Contributions         192,525      13,360     109,627       37,477      2,751     16,436      684       7,850     2,586
 Earnings on
   investments         577,306      59,737     508,364           57      9,110         23        1          10         2

INVESTMENTS, at fair value,(Note 4):
 Star, Stable
  Asset Fund        12,971,051  12,971,051          -            -          -          -        -           -         -

 Common Stock of
  Firstar
  Corporation -
  1,692,745 Shares 157,745,002          -   157,745,002          -          -          -        -           -         -

 Star Relative
  Value Fund        16,656,854          -            -   16,656,854         -          -        -           -         -

 Star U.S.
  Government
  Income Fund        1,501,282          -            -           -   1,501,282         -        -           -         -

 The Stellar
  Fund               6,684,484          -            -           -          -   6,684,484       -           -         -

 Star Strategic
  Income Fund          403,932          -            -           -          -          -   403,932          -         -

 Star Growth
  Equity Fund        2,791,197          -            -           -          -          -        -    2,791,197        -

 Star Capital
  Appreciation
  Fund                 715,482          -            -           -          -          -        -           -    715,482

 Star
  International
  Equity Fund          145,010          -            -           -          -          -        -           -         -

 Star Market
  Capitalization
  Fund                 327,436          -            -           -          -          -        -           -         -


 Star REIT -
  Plus Fund             74,879          -            -           -          -          -        -           -         -

 Trust for
  Short-Term U.S.
  Government
  Securities            38,822      38,822           -           -          -          -        -          -          -

 Participant Loans     142,326      27,647       60,133      23,111      1,387     30,048       -          -          -
ASSETS AVAILABLE   -----------  ----------  -----------  ----------  ---------  ---------  -------  ---------   --------
 FOR BENEFITS     $201,256,432 $13,399,461 $158,423,126 $16,717,499 $1,514,530 $6,730,991 $404,617 $2,799,057  $ 718,070
                   ===========  ==========  ===========  ==========  =========  =========  =======  =========   ========




                   International    Market
                       Equity    Capitaliztn  REIT-Plus
                        Fund         Fund         Fund
                   -----------  ----------  -----------

CASH               $        -   $       -   $        -

RECEIVABLES:
 Contributions             681         775          298
 Earnings on
   investments               1           1           -

INVESTMENTS, at fair value,(Note 4):
 Star, Stable
  Asset Fund                -           -            -

 Common Stock of
  Firstar
  Corporation -
  1,692,745 Shares          -           -            -

 Star Relative
  Value Fund                -           -            -

 Star U.S.
  Government
  Income Fund               -           -            -

 The Stellar
  Fund                      -           -            -

 Star Strategic
  Income Fund               -           -            -

 Star Growth
  Equity Fund               -           -            -

 Star Capital
  Appreciation
  Fund                      -           -            -

 Star
  International
  Equity Fund          145,010          -            -

 Star Market
  Capitalization
  Fund                      -      327,436           -

 Star REIT -
  Plus Fund                 -           -        74,879

 Trust for
  Short-Term U.S.
  Government
  Securities                -           -            -

 Participant Loans          -           -            -
ASSETS AVAILABLE   -----------  ----------  -----------
 FOR BENEFITS     $    145,692 $   328,212 $     75,177
                   ===========  ==========  ===========






The accompanying notes to financial statements are an integral part of this statement.

                                   STAR BANC CORPORATION                                EIN: 31-0838189
                                                                                        Plan Number 003
                                 THRIFT SAVINGS 401(K) PLAN
             STATEMENT OF ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                   AS OF DECEMBER 31, 1997
                                                                                    U.S.
                                        Stable       Employer      Relative     Government        The
                                         Asset         Stock         Value         Income       Stellar
                           Total          Fund          Fund          Fund          Fund          Fund
                     -----------   -----------   -----------   -----------    ----------    ----------

CASH               $      21,774  $     21,774   $         -   $         -   $         -   $        -

RECEIVABLES:
  Contributions          104,596        10,924        56,200        22,127         2,038        12,044
  Earnings on
   investments           390,059        51,905       331,222            93         6,784            49

INVESTMENTS, at fair value,(Note 4):
  Star Bank, N.A.,
  Stable Asset
  Fund                11,021,375    11,021,375             -             -             -             -

  Common Stock
   of Star Banc
   Corporation -
   1,654,716 Shares   94,939,330             -    94,939,330             -             -             -


  Star Relative
   Value Fund         12,944,896             -             -    12,944,896             -             -

  Star U.S.
   Government
   Income Fund         1,178,745             -             -             -     1,178,745             -

  The Stellar
   Fund                6,804,806             -             -             -             -     6,804,806

  Star Treasury
   Fund                   13,993             -        13,993             -             -             -

  Star Strategic
   Income
   Fund                  230,493             -             -             -             -             -

  Star Growth
   Equity Fund           393,236             -             -             -             -             -

  Star Capital
   Appreciation
   Fund                  154,137             -             -             -             -             -

  Trust for
   Short-Term
   U.S. Government
   Securities             42,756        42,756             -             -             -             -

  Participant
   Loans                  49,545         9,204        28,995         3,205         1,057         7,084

ASSETS AVAILABLE     -----------   -----------   -----------   -----------    ----------    ----------
 FOR BENEFITS       $128,289,741  $ 11,157,938  $ 95,369,740  $ 12,970,321   $ 1,188,624   $ 6,823,983
                     ===========   ===========   ===========   ===========    ==========    ==========



                       Strategic        Growth       Capital
                          Income        Equity   Appreciation
                            Fund         ^Fund          Fund
                     -----------   -----------   -----------

CASH                $         -   $         -    $        -

RECEIVABLES:
  Contributions               68           906           289
  Earnings on
   investments                 2             3             1

INVESTMENTS, at fair value,(Note 4):
  Star Bank, N.A.,
  Stable Asset
  Fund                        -             -             -

  Common Stock
   of Star Banc
   Corporation -
   1,654,716 Shares           -             -             -


  Star Relative
   Value Fund                 -             -             -

  Star U.S.
   Government
   Income Fund                -             -             -

  The Stellar
   Fund                       -             -             -

  Star Treasury
   Fund                       -             -             -

  Star Strategic
   Income
   Fund                  230,493            -             -

  Star Growth
   Equity Fund                -        393,236            -

  Star Capital
   Appreciation
   Fund                       -             -        154,137

  Trust for
   Short-Term
   U.S. Government
   Securities                 -             -             -

  Participant
   Loans                      -             -             -

ASSETS AVAILABLE     -----------   -----------   -----------
 FOR BENEFITS       $    230,563  $    394,145  $    154,427
                     ===========   ===========   ===========


The accompanying notes to financial statements are an integral part of this statement.

                                                     STAR BANC CORPORATION                       EIN: 31-083818
                                                                                                 Plan Number 00
                                                  THRIFT SAVINGS 401(K) PLAN
                                           STATEMENT OF CHANGES IN ASSETS AVAILABLE
                                             FOR BENEFITS (WITH FUND INFORMATION)
                                             FOR THE YEAR ENDED DECEMBER 31, 1998
                                                                          U.S.
                                   Stable       Employer   Relative   Government     The     Strategic    Growth
                                    Asset         Stock       Value     Income     Stellar    Income      Equity
                      Total          Fund          Fund        Fund       Fund       Fund       Fund       ^Fund
                   ----------     --------   ----------   ---------   --------   --------    -------    --------

ADDITIONS:
Income from
 Investments:
 Dividends and
 interest         $ 5,222,210 $    972,758 $  2,526,681 $   377,254 $   81,101 $  827,555  $  16,230  $  298,662
Net realized
 and unrealized
 gains and losses  60,962,359            -   58,949,258   2,241,645     26,115   (395,084)   (22,305)    150,540
                   ----------     --------   ----------   ---------   --------   --------    -------    --------
Net investment
 income            66,184,569      972,758   61,475,939   2,618,899    107,216    432,471     (6,075)    449,202


Contributions (Note 3):
  Employees'        6,926,500      432,238    3,931,230   1,376,022     91,601    569,327     35,902     336,501
  Employer's        2,988,805      233,773    1,693,165     557,783     45,362    261,663     10,952     120,591
                   ----------     --------   ----------   ---------   --------   --------    -------    --------
Net contributions   9,915,305      666,011    5,624,395   1,933,805    136,963    830,990     46,854     457,092
                  -----------    ---------   ----------   ---------   --------  ---------    -------    --------
Total Additions:   76,099,874    1,638,769   67,100,334   4,552,704    244,179  1,263,461     40,779     906,294

DEDUCTIIONS:
Distributions to
  Participants    (11,165,090)  (2,028,714)  (7,628,417)   (985,563)   (48,068)  (434,762)    (1,411)    (26,024)
                  -----------   ----------   ----------    --------    -------   --------    -------    --------
Net increase/
 decrease)in
 assets available
 for benefits before
 interfund transfers
 and transfers from
 other plans       64,934,784     (389,945)  59,471,917   3,567,141    196,111    828,699     39,368     880,270

Interfund
 transfers                  -    2,607,123   (4,380,733)    157,797    129,672   (942,163)   134,576   1,522,590
Transfers from
 other plan         8,031,907            -    8,031,907           -          -          -          -           -
                  -----------   ----------  -----------  ----------   --------   --------   --------  ----------
Net increase/
 (decrease)in
 assets available
 for benefits      72,966,691    2,217,178   63,123,091   3,724,938    325,783   (113,464)   173,944   2,402,860

ASSETS AVAILABLE
 FOR BENEFITS,
 Beginning
 of year          128,289,741   11,157,938   95,369,740  12,970,321  1,188,624  6,823,983    230,563     394,145
                 ------------  -----------  -----------  ----------  ---------  ---------  --------- -----------
ASSETS AVAILABLE
 FOR BENEFITS,
 end of year     $201,256,432 $ 13,375,116 $158,492,831 $16,695,259 $1,514,407 $6,710,519 $  404,507 $ 2,797,005
                 ============  ===========  ===========  ==========  =========  =========  =========  ==========


                    Capital   International   Market
                 Appreciation     Equity   Capitalizatn   REIT-Plus
                     Fund          Fund        Fund         Fund
                   ----------     --------   ----------   ---------

ADDITIONS:
Income from
 Investments:
 Dividends and
 interest         $    68,214 $      9,199 $    44, 558 $        (2)
Net realized
 and unrealized
 gains and losses      15,427            -            -      (3,237)
                   ----------     --------   ----------   ---------
Net investment
 income                83,641        9,199       44,558      (3,239)


Contributions (Note 3):
  Employees'           89,791       24,290       28,090      11,508
  Employer's           40,823       10,099       11,061       3,533
                   ----------     --------   ----------   ---------
Net contributions     130,614       34,389       39,151      15,041
                  -----------    ---------   ----------   ---------
Total Additions:      214,255       43,588       83,709      11,802

DEDUCTIIONS:
Distributions to
  Participants         (7,716)        (894)      (2,486)     (1,035)
                  -----------   ----------   ----------    --------
Net increase/
 decrease)in
 assets available
 for benefits before
 interfund transfers
 and transfers from
 other plans          206,539       42,694       81,223      10,767

Interfund
 transfers            356,839      102,877      247,014      64,408
Transfers from
 other plan                -            -            -           -
                  -----------   ----------  -----------  ----------
Net increase/
 (decrease)in
 assets available
 for benefits         563,378      145,571      328,237      75,175

ASSETS AVAILABLE
 FOR BENEFITS,
 Beginning
 of year              154,427           -            -           -
                 ------------  -----------  -----------  ----------
ASSETS AVAILABLE
 FOR BENEFITS,
 end of year    $     717,805 $    145,571 $    328,237 $    75,175
                 ============  ===========  ===========  ==========


The accompanying notes to financial statements are an integral part of this statement.

                       STAR BANC CORPORATION            EIN:31-0838189
                                                         Plan Number 003
                      THRIFT SAVINGS 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1998 AND 1997


(1) Plan Description-

(a) Nature of Operations--The Star Banc Corporation Thrift Savings 401(K) Plan (the Plan) was adopted by Star Banc Corporation on January 1, 1985, and by Star Banc Finance, Inc. on May 1, 1995. On November 20, 1998, Star Banc Corporation (Former Star Banc) merged through an exchange of shares with Firstar Corporation (Former Firstar). The merged entities retained the name Firstar Corporation (the Corporation).

    As a result of the merger, it is management's intent to merge the assets of the Plan into the Former Firstar's Thrift and Sharing Plan.

    The Plan provides eligible employees the opportunity to save for future financial needs by setting aside a portion of their compensation through payroll deductions. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

(b) Administration--The Plan is administered by a committee (the Plan Administrator) appointed by the Board of Directors of the Corporation and is trusteed by StarTrust(the Trustee). The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974 ("ERISA"). Administrative expenses of the Plan are paid by the Corporation.

(c) Participation--The Plan covers all employees of the Former Star Banc and participating affiliates (as defined in the Plan agreement) who have attained age 21 and completed a minimum of one thousand hours in one year of service. At December 31, 1998 and 1997, there were 3,873 and 3,408 active participants, respectively.

(d) Plan Contributions--Participants may elect to contribute up to fifteen percent of their base pay, as defined, to the Plan. Contributions may be subject to certain limitations. Pursuant to Section 401(K) of the Internal Revenue Code, contributions to the Plan and the earnings therefrom are not subject to federal income taxes until the amounts are subsequently distributed to the participants. The participants' employers make contributions which are equal to the participants' contributions, up to three percent of the participants' base pay. The investment of all contributions to the Plan are participant-directed.

(e) Investments--Contributions are received and invested by the Trustee on a bi-weekly basis. The Trustee invests contributions as directed by each participant (see Note 4). Dividend and interest income and realized and unrealized gains or losses on investments are allocated to individual participant's accounts on a daily basis.

(f) Vesting--A participant is 100% vested upon entering the Plan.

    Participants who terminate employment receive 100% of contributions and Plan earnings which have been allocated to their accounts. Participants may, after reaching the age of 59 1/2, elect to terminate participation and receive full distribution of their accounts. In addition, participants may apply for hardship withdrawals/loans subject to approval by the Plan Administrator.


(2) Significant Accounting Policies-

(a) Basis of Accounting--The financial statements of the Plan are maintained on the accrual basis of accounting. The financial statements are prepared in accordance with generally accepted accounting principles, which require the use of certain estimates by management in the determination of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b) Investment Valuation--The Plan's investments are stated at fair value as determined by the Trustee by reference to published market data, except for investments in guaranteed investment contracts of the Stable Asset Fund, which are carried at contract value. Contract value represents cost plus accrued interest. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

    Unrealized appreciation or depreciation of investments is reflected currently in the Statement of Changes in Assets Available for Benefits. As of December 31, 1998, approximately 77% of the Plan's assets are invested in the common stock of the Corporation. As a result, a significant downturn in the securities market or the Corporation's industry segment could adversely affect the fair market value of the Plan's investment. Earnings on investments include dividends on corporate common stock, interest on temporary investments, and earnings from mutual funds and collective investment funds. Purchases and sales of securities are recorded on a trade-date basis.

(c) Plan Year--The Plan and all of its records are kept on a calendar-year basis.

(d) Benefit Payments--Benefit payments to participants are recorded upon distribution.


(3) Contributions-
    Contributions made by employees and amounts contributed by the Corporation were $6,926,500 and $2,988,805, respectively for the year ended December 31, 1998.

(4) Investments-
    At December 31, 1998 and 1997, the Plan's Stable Asset Fund, Relative Value Fund, U.S. Government Income Fund, The Stellar Fund, Strategic Income Fund, Growth Equity Fund, Capital Appreciation Fund,International Equity Fund, Market Capitalization Fund and REIT - Plus Fund held investments in a variety of funds for which the Corporation is the investment advisor. Transactions involving funds for which the Corporation is the advisor or involving the Corporation's common stock qualify as party-in-interest transactions. The following summarizes the nature of the primary underlying assets which comprise the investment portfolio of each of the funds, as well as the employer stock fund.

                                Primary               Primary
     Investment Fund          Investment            Underlying Assets
    ------------------      ---------------         --------------------

    Stable Asset Fund      Star Stable Asset        Pool of investment
                           Fund (a fund within      contracts issued by
                           Firstar, N.A.,           a diversified list
                           Pooled Investment        of insurance
                           Trust for Corporate      companies
                           Employee Benefit Plans)

    Employer Stock Fund    Common Stock             Firstar Corporation
                                                    common stock

    Relative Value Fund    Star Relative Value      Primarily equity
                                                    securities Fund
                                                    (a mutual fund) at
                                                    least 70% in common
                                                    stocks, and a portion in
                                                    fixed income securities.

    U.S. Government       Star U.S. Government     At least 65% in securities
    Income Fund           Income Fund (a mutual   issued or guaranteed by the
                          fund)                    U.S. government; remainder
                                                   in corporate debt
                                                   obligations, commercial
                                                   paper, time and savings
                                                   deposits, debt securities
                                                   of foreign issuers,
                                                   mortgage-backed securities
                                                   and asset-backed
                                                   securities.

    The Stellar Fund     The Stellar Fund (a      Not more than 25% in each
                           mutual fund)            of the following
                                                   securities categories:
                                                   domestic equity
                                                   securities, domestic fixed
                                                   income securities, inter-
                                                   national equity and fixed
                                                   income securities, real
                                                   estate securities, and
                                                   precious metal securities
                                                   and/or short-term
                                                   securities.

                            Primary                 Primary
     Investment Fund       Investment               Underlying Assets
    -----------------    -------------------      ----------------------
     Strategic Income    Star Strategic Income    At least 65% in income
     Fund                Fund (a mutual fund)     producing securities
                                                  comprised of approximately
                                                  40% in U.S. government and
                                                  corporate fixed income
                                                  securities, and 0% to 20%
                                                  in each of the following:
                                                  international securities,
                                                  real estate investment
                                                  trusts, domestic equity
                                                  securities, money market
                                                  securities, mortgage-
                                                  backed securities, CMOs,
                                                  ARMs, and asset-backed
                                                  securities.

     Growth Equity Fund  Star Growth Equity       At least 65% in growth-
                         Fund (a mutual fund)     oriented equity securities;
                                                  remainder in domestic debt
                                                  securities, international
                                                  securities, U.S. government
                                                  securities, structured fixed
                                                  income securities, and money
                                                  market instruments.

     Capital              Star Capital            At least 50% in equity
     Appreciation Fund    Appreciation Fund       securities of U.S. companies,
                          (a mutual fund)         remainder in domestic debt
                                                  securities, international
                                                  securities, U.S. government
                                                  securities and money market
                                                  instruments.

     International        Star International      At least 65% in equity
     Equity Fund          Eqity Fund (a mutual    securities of non-U.S.
                          fund)                   issers; remainder in high
                                                  yield securities.

     Market               Star Market             Publicly traded common
     Capitalization Fund  Capitalization Fund     stocks which directly or
                          (a mutual fund)         indirectly duplicate the
                                                  S&P 500.


     REIT - Plus Fund     Star REIT - Plus        Primarily in equity REITs
                          Fund (a mutual fund)    and other real estate
                                                  related equity securities;
                                                  remainder in other real
                                                  estate investments.

    Prior to investment, funds awaiting investment in each of the above options or the Corporation's common stock are temporarily invested in the Star Treasury Fund, a short-term U.S. Treasury obligation fund for which is the investment advisor. Funds awaiting annuity distributions are invested in the Trust for Short-Term U.S. Government Securities, a trust fund managed by Federated Securities Corporation.

(5) Benefits and Withdrawals Payable-
     Amounts payable to participants who have terminated their interest in the Plan at December 31, 1998 and December 31, 1997, which were unpaid at those dates, were $ 253,266 and $693,591, respectively. These amounts are considered as a component of assets available for benefits in the accompanying Statements of Assets Available for Benefits (with Fund Information). Such amounts are reported as liabilities on Form 5500 filed with the Department of Labor. Distributions are made on a monthly basis.

(6) Tax Status-
     The Plan obtained its latest determination letter on November 14, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan therefore was considered qualified and the related trust tax exempt under the provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1998 and 1997.

(7) Participant Loans-
     Participants are permitted to borrow from the Plan using their account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of 50% of the participant's account balance or $50,000. Interest is charged at Firstar's prime commercial rate plus 1%. Repayments of the loan are arranged through payroll deductions which may be specified up to 85 monthly payments (seven years)for residential purposes and 60 monthly payments (five years) for all other purposes. At December 31, 1998 there were 57 individual loans outstanding with interest rates ranging from 7.0% to 10.5%.

(8) Bank One Acquisition-
     During 1998, Former Star Banc acquired several branches of Bank One, N.A. and the employees' 401(K) account balances were rolled into the Plan. These amounts are included in the statement of changes as transfers from other plans at December 31, 1998.

(9) Merger with Great Financial Bank, FSB-
     On February 7, 1998, Former Star Banc acquired Great Financial Corporation (Great Financial). In November 1998, the Corporation obtained approval from the IRS to merge the assets of the Great Financial 401(K) Plan into the Plan. Management expects the merger of the plans to occur in the near future.


EIN:  31-0838189                                                             SCHEDULE I
Plan Number 003
                             STAR BANC CORPORATION

                         THRIFT SAVINGS 401(K) PLAN

    ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        AS OF DECEMBER 31, 1998


                                            Shares/                           Current
Identity of Issuer/Asset Description         Units             Cost            Value
------------------------------------      -----------      -----------       ----------

Stable Asset Fund:

* Star, Stable Asset Fund                  12,971,051    $  12,971,051    $  12,971,051
  Trust for Short-Term U.S. Government
    Securities                                 38,822           38,822           38,822


Employer Stock Fund:

* Common Stock of Firstar Corporation       1,692,745       29,516,008      157,745,002


Relative Value Fund:

* Star Relative Value Fund                    611,142        9,643,349       16,656,854


U.S. Government Income Fund

* Star U.S. Government Income Fund            149,360        1,339,871        1,501,282


The Stellar Fund

* The Stellar Fund                            547,667        5,393,993        6,684,484


Strategic Income Fund:

* Star Strategic Income Fund                   36,856          373,106          403,932


Growth Equity Fund:

* Star Growth Equity Fund                     137,026        2,429,521        2,791,197


Captital Appreciation Fund:

* Star Capital Appreciation Fund               55,307          643,789          715,482


International Equity Fund:

* Star International Equity Fund               13,784          139,313          145,010


Market Capitalization Fund:

* Star Market Capitalization Fund              26,008          284,387          327,436


REIT - Plus Fund:

* Star REIT - Plus Fund                         8,728           79,963           74,879


Participant Loans:

* Interest at 7.0% to 10.5%                         -                -          142,326



* Represents a party-in-interest transaction



  EIN:  31-0838189                                                                                        SCHEDULE II
  Plan Number 003
                                    STAR BANC CORPORATION

                                 THRIFT SAVINGS 401(K) PLAN

               ITEM 27(b) - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                                   AS OF DECEMBER 31, 1998



                                    Amount of  Amount of    Unpaid
                          Original  Principal   Interest   Balance                                 Amount of  Amount of
 Identity and Address       Amount   Received   Received        at                                 Principal   Interest
   of Obligor              of Loan    in 1998    in 1998  12/31/98  Description of Loan              Overdue    Overdue
------------------------- --------  ---------  ---------  --------  -----------------------------  ---------  ---------

* Felix Burnette          $3,700    $485       $141       $1,888    Inception of loan on 11/1/95   $254       $58
  2793 Brampton Dr.                                                 with mature on 11/1/00.
  Cincinnati, Ohio 45251                                            Interest rate is 9.75% and 50%
                                                                    of account balance held as
                                                                    collateral.







*-Represents a party-in-interest transaction

EIN:  31-0838189                                                                                                    SCHEDULE III
Plan Number 003
                                                STAR BANC CORPORATION

                                             THRIFT SAVINGS 401(K) PLAN

                               ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                                     FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                          Current
                                                                                                           Value
                                                    Aggregate                   Aggregate      Cost of   of Asset on        Net
                                     Number of       Purchase     Number of       Selling       Assets   Transaction       Gain
       Description of Asset         Transactions        Price   Transactions        Price         Sold      Date         or (Loss)
----------------------------------- -----------   -----------    ----------   -----------   ----------   -----------    ----------

By Asset:

Firstar Corporation Common Stock            105  $ 10,609,603           20    $ 4,938,430  $  1,123,546      (A)      $  3,814,884

Star Treasury Fund                          130    38,372,540          245     38,177,722    38,177,722      (A)                 -

Star Corporation Stable Asset Fund           84     7,180,618          128      5,912,122     5,912,122      (A)                 -

Star Relative Value Fund                    150     4,214,806          129      3,050,930     1,711,741      (A)         1,339,189


By Broker:

McDonald & Co.                               96     9,306,101             15    3,631,695       833,499      (A)         2,798,196




(A)  The current value of all assets acquired or disposed of, at the time of acquisition or disposition, is equal to the purchase price or selling price, respectively.


	                                                        Exhibit 14




CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-24672) of Firstar Corporation of our report dated June 15, 1999 relating to the financial statements of the Star Banc Corporation Thrift Savings 401(K) Plan, which appears in this Form 11-K.


						PricewaterhouseCoopers LLP

Milwaukee, WI
June 29, 1999